Mail Stop 3561

September 18, 2009

By U.S. Mail and facsimile to (785) 575-8061

William B. Moore
President and Chief Executive Officer
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

      Re: **Westar Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             Proxy Statement on Schedule 14A
             Filed April 2, 2009
             File No. 001-03523

Dear Mr. Moore:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I, page 7

Item 1A. Risk factors, page 21

1. We note that all of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Summary of Significant Items, page 29

Overview, page 29

2. We note that you have listed several significant items that have impacted or may impact you and your operations since January 1, 2008. We believe, however, that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, please give consideration to providing:

    •   An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Item 8. Financial Statements and Supplementary Data, page 55

3. We note from our review of the order approving the settlement agreement in respect of your May 2008 application to increase retail rates that your rate of return for regulatory accounting purposes is computed using an agreed-upon capital structure. Please tell us whether the agreed-upon capital structure, or other regulatory provisions imposed by the KCC or Federal Power Act, serves to restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. If so, please tell us the amount of restricted net assets of KGE as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets of KGE exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus, please ensure your response comprehends the spirit upon which the Rule is based.

Item 13. Certain Relationships and Related Transactions, page 112

4. Please reference the discussion under Corporate Governance Matters in your 2009 Proxy Statement or advise.

Proxy Statement on Schedule 14A

Corporate Governance Matters, page 6

Policies and Procedures for Approval of Related Party Transactions, Page 7

5. We note that your Board of Directors approved a policy with respect to related
    person transactions in February 2007. Please summarize your policies for
    review, approval or ratification of any transaction required to be reported
    under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Security Ownership of Management, page 15

6. Please clarify the disclosure in the table to indicate whether it includes shares
    each person has the right to acquire within 60 days. In this regard, we note the
    disclosure you provide in footnote (1). See Item 403 of Regulation S-K.

Compensation Discussion and Analysis, page 16

Benchmarking, page 20

7. Please provide the names of the companies in Towers Perrin's 2008 Energy
    Services Industry Executive Compensation Database and the 2008 Hewitt
    Database as it appears that you utilized these databases in setting elements of
    your compensation, in addition to your use of the December 2007
    Compensation Peer Group and December 2008 Compensation Peer Group.

Changes to Named Executive Officer Compensation, page 21

2008, page 21

8. Please explain how the committee utilized the 2008 Towers Perrin database
    versus how it utilized the December 2007 Compensation Peer Group in
    determining the new base salaries for the named executive officers. As
    mentioned in comment seven above, it is not clear whether the committee
    only used the Towers Perrin database to provide statistical information for the
    Compensation Peer Group. Clarify whether the committee used the market
    median of the database and peer group as a benchmark for determining base
    salaries. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of
    our Regulation S-K Compliance and Disclosure Interpretations located at our
    web-site, www.sec.gov.

Stock Ownership Requirements, page 25

9. Please explain how you determined the stock ownership requirements for your chief executive officer and the other named executive officers.

Potential Payments upon Termination or Change in Control, page 34

10. With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director